SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
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azarchan@sidley.com
(212) 839-8656

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FOUNDED 1866

RECEIVED
2006 AUG 29 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06016389

File Number 82-5126

August 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

A. an English version of the Press Release, dated May 15, 2006, regarding the approval by the Board of Directors of the Company's consolidated first quarter 2006 results;

B. an English version of the Press Release, dated June 8, 2006, regarding the approval granted for publication of the prospectus in connection with the Company's offer of up to Euro 150 million of ordinary shares (the "paid-in capital increase");

C. an English version of the Press Release, dated June 8, 2006, regarding the conditions of the paid-in capital increase;

D. an English version of the Press Release, dated June 8, 2006, regarding the execution of the underwriting agreement between Banca CR Firenze and Merrill Lynch International, in connection with the paid-in capital increase;

E. mandatory notices to the market regarding the paid-in capital increase (Italian version);

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

dw 8/29

F. an English version of the Press Release, dated July 4, 2006, regarding the initial results of the offerings relating to the paid-in capital increase;

G. a list of the acquisitions and sales of treasury stock made in June 2006;

H. an English version of the Press Release, dated July 10, 2006, regarding the completion of the paid-in capital increase;

I. an English version of the Press Release, dated July 17, 2006, regarding the final results of the paid-in capital increase.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any questions or comments you may have.

Very truly yours,

Aryeh H. Zarchan

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

Avv. Alessandra Guercia
VBL - Varrenti Avvocati Associati
(without enclosures)

BANCA CR FIRENZE

RECEIVED

2006 AUG 29 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

APPROVED THE FIRST QUARTER RESULTS AT 31 MARCH 2006

- The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, appointed today the Deputy Chairman and the Executive Committee Board Members and approved the consolidated quarterly results at 31 March 2006 which were presented by the Managing Director, Lino Moscatelli.

  - Appointed Piero Antinori, renowned wine producer, to the position of Deputy Chairman; appointed Executive Committee Members Pio Bussolotto, Massimo Mattera, Giuseppe Morbidelli, Giuseppe Spadafora which join the Chairman and the Deputy Chairman. The Board of Directors also appointed the Remuneration Committee, the Supervisory Board, in compliance with Legislative Decree 231/2001, and the Board Member to sit on the Group's Risk Committee.

The 2006 Q1 results are positive and evidence a growth trend that exceeds the 2006-2008 Business Plan objectives.

- **Consolidated net income at 46 million Euro, +21.1%** over 38 million Euro as at 31 March 2005[1].
- **Total income at 243 million Euro, +7.5%** compared to 226 million Euro achieved in the first quarter of 2005.
- **Operating costs at 155 million Euro, +2.6%** compared to 151 million Euro for the first quarter of 2005.
- **Operating result at 83 million Euro, +15.3%** compared to 72 million Euro for the same quarter of 2005.

[1] The above consolidated quarterly statement has been drafted pursuant to IAS/IFRS international accounting standards. However, to allow comparisons between this year's income figures and the Q1 2005 results, following ther merger of Data Centro S.p.A. and the parent company which took place on May 1st, 2005, a *proforma* profit and loss account has been elaborated and all IAS/IFRS standards have been therein applied. With regard to the March 2006 acquisition of Banca C.R. Firenze Romania S.A., in conformity with IFRS 3, the above *proforma* profit and loss statement does not include the company's Q1 2006 accounting balances.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Press Release

- **Profit from ordinary operations at 80 million Euro, +19,4%** compared to 67 million Euro as at 31 March 2005.
- **ROE** *annualized* **at 14.0%, up a 1.1 percentage point** over the same period last year.
- **Cost/income 63.8% down 3 percentage points** over the same period last year.

DETAILS OF THE RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Total income attains 243 million Euro, **up 7.5%** over the same period last year.

- Within this aggregate, **interest margin** rose up to **135 million Euro, +8%,** especially thanks to the good interest charged trend which increased by 10% mainly due to the positive growth in volumes;
- the **net commissions and recoveries on deposits and interest bearing accounts** aggregate attains 80 million Euro, up 5.3%, while the results from **financial operations** achieved 13 million Euro, up 44.4%;
- a positive contribution was given by **income from shareholdings** which grew 7.1% to attain 15 million Euro.

Net adjustments on loans and other financial assets changed from 3 to 5 million Euro, +66.7% year-to-year , due to value recoveries which were posted for period ending on 31 March 2005.

Operating costs amount to 155 million Euro (+2,6%). **Income from ordinary activities** attain **80 million** Euro, **up 19.4%** after net provisions for risks and charges which amounted to 3 million Euro (-50%).

In detail, **personnel costs** amount to 102 million Euro (**+2%**) and **administrative expenses** amount to 55 million Euro (**+7.8%**). This result was basically influenced by the increase in indirect taxes.

Consolidated net income attains **46 million Euro**, a **21.1% increase** compared to 38 million Euro posted a year ago.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it
----
www.bancacrfirenze.it/investor

The **annualized return on equity** rose to 14% from the previous 12.9% for the same quarter last year. The result, calculated bearing into account the comprehensive income, is equivalent to 19.2% compared to 18.1% for the previous year.

CONSOLIDATED FINANCIAL STATEMENT

Total financial assets amounted to **36,775 million** Euro, **up 3.1%** compared to 31 December 2005. The aggregate figures show substantially stable direct funding results (+1%, totalling 15,670 million Euro) and indirect funding which posts a +4.8%, totalling 21,105 million Euro. This result was mainly possible thanks to the good trend in assets under custody (+10.1%, totalling 10,538 million Euro).

Net customer loans rose 1.2% compared to 31 December 2005 figures, that is, from 13,000 million Euro to 13,150 million. Risk indicators are stable: **net non-performing loans/net loans** account for **1.13%** (from 1.12%) and **other net problem loans/net loans** account for **2.17%** (from 2.19%). The **non-performing loans coverage ratio** increases from 53% to **54.4%** while the ratio for **total problem loans** changes from 32.5% to **33.3%.**

COMMERCIAL ENDEAVOURS IN THE FIRST QUARTER 2006

The commercial activities carried out in the course of the first quarter 2006 pursuant to commercial policy guidelines, focused on the following matters:

- improving the capacity to acquire new customers;
- increasing the lending activity (retail and corporate) ;
- supporting growth in certain specific business lines (for example, multichannel services, *bancassurance*, pension schemes, factoring).

With regard to innovative channels, the *Liberamente Web* service, addressed to private customers, attained about 75,000 contracts as at 31 March 2006. This corresponds to a 10% increase over the same period last year. Customers utilized the service for about 66,000 payment orders, while a total of 1,910,000 consultation operations have been registered (+30% on an annual basis).

BANCA CR FIRENZE

Press Release

At the end of the first quarter 2006, the total number of individual current account packages amounted to 265,000, up a 5.3% over the end of year 2005.
As at 31 March 2006 home mortgage loans amounted to 192 million Euro, of which 128 million Euro granted by Banca CR Firenze, and marked, at a group level, a 10% increase over the 31 December 2005 results.

In 2006 the dynamic sales trend in insurance products which was registered in the last months of last year's continued in 2006. Sales are characterized by a high protection component. As at 31 March 2006, a total of 4,800 contracts for the product called *Protezione Persona* had been signed, up 50% over 31 December 2005.

In the first quarter 2006 the bank issued 30 notes for a total amount of 330 million Euro, up 80% of the same period of 2005. In addition Banca CR Firenze issued a total of 150 million Euro notes on the European stock market.
Bearing into account each customer's risk profile, the bank pursued the reclassification activity of assets under management through investments with greater asset allocation.
With regard to *bancassurance*, the group's total gross subscriptions amounted to about 127 million Euro (+73% over the same period last year). An 86% of the new production was concentrated on the product named *Omnia*, an innovative unit-linked multimanager insurance policy. The remaining 14% involved the product with a guaranteed, minimum-rate named *Capitale Certo*.

As concerns the corporate segment, the Business Plan's main objective is to increase the share of wallet of core corporate customers by exploiting the opportunities offered by Basel II. In the first quarter 2006, action focused on the determination of a first group of customers deemed to be considered as a priority class on the basis of specific factors, such as, company size and projects, the risk class of the customer, as determined by the new Basel II standards, and the relationship growth potential. All these factors are analyzed bearing into account the company assets information gathered throughout the relationship's period of existence.

Florence, 15 May 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Conto economico consolidato riclassificato (*) (IAS/IFRS)

(importi in milioni di euro)

VOCI	31 marzo 2006	31 marzo 2005	Variazione %
Margine d'interesse	**135**	**125**	**+8,0%**
Risultato netto dell'attività di copertura	-2	0	n.s.
Margine d'interesse netto	**133**	**125**	**+6,4%**
Commissioni nette	64	61	+4,9%
Recuperi su depositi a risparmio e su conti creditori	16	15	+6,7%
Dividendi e utili (perdite) delle partecipazioni	15	14	+7,1%
Risultato delle attività e passività finanziarie	13	9	+44,4%
Risultato netto della gestione assicurativa	2	2	+0,0%
Margine d'intermediazione lordo	**243**	**226**	**+7,5%**
Rettifiche di valore nette su crediti e altre attività finanziarie	-5	-3	+66,7%
Margine d'intermediazione netto	**238**	**223**	**+6,7%**
Spese di funzionamento:	-155	-151	+2,6%
- Spese per il personale	*-102*	*-100*	*+2,0%*
- Altre spese amministrative	*-55*	*-51*	*+7,8%*
- Rettifiche di valore nette su attività materiali e immateriali	*-10*	*-12*	*-16,7%*
- Altri proventi di gestione netti (recuperi spese)	*12*	*12*	+0,0%
Risultato operativo netto	**83**	**72**	**+15,3%**
Accantonamenti netti ai fondi per rischi e oneri	-3	-6	-50,0%
Altri costi e ricavi dell'operatività corrente	0	1	n.s.
Utile dell'operatività corrente al lordo delle imposte	**80**	**67**	**+19,4%**
Imposte sul reddito	-27	-23	17,4%
Utile di pertinenza di terzi	-7	-6	+16,7%
Utile netto	**46**	**38**	**+21,1%**
Variazione delle riserve di valutazione delle attività finanziarie disponibili per la vendita	*17*	*15*	*+13,3%*
Comprehensive income	**63**	**53**	**+18,9%**

(*) Il conto economico riclassificato propone un'esposizione dei margini economici secondo logica gestionale; in particolare, il contributo del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce "Risultato netto della gestione assicurativa".

Allegati – Schemi di bilancio consolidato redatti secondo quanto disposto dalla circolare della Banca d'Italia n. 262 del 22 dicembre 2005

	Voci dell'attivo	31 marzo 2006	31 dicembre 2005	Variazione 31 marzo 2006 - 31 dicembre 2005		31 marzo 2005
				assoluta	%	
10.	Cassa e disponibilità liquide	170.826	178.954	(8.128)	-4,5%	130.597
20.	Attività finanziarie detenute per la negoziazione	693.710	621.167	72.543	11,7%	724.793
30.	Attività finanziarie valutate al *fair value*	1.581.036	1.563.386	17.650	1,1%	1.387.580
40.	Attività finanziarie disponibili per la vendita	3.076.869	2.994.699	82.170	2,7%	2.895.648
60.	Crediti verso banche	1.841.276	1.532.342	308.934	20,2%	1.414.991
70.	Crediti verso clientela	13.299.982	13.146.695	153.287	1,2%	12.753.014
80.	Derivati di copertura	32.035	50.959	(18.924)	-37,1%	65.110
100.	Partecipazioni	455.778	435.139	20.639	4,7%	372.085
110.	Riserve tecniche a carico dei riassicuratori	103	643	(540)	-84,0%	601
120.	Attività materiali	444.467	446.947	(2.480)	-0,6%	455.237
130.	Attività immateriali	331.685	311.474	20.211	6,5%	304.989
	di cui: - avviamento	*312.896*	*290.854*	*22.042*	*7,6%*	*275.433*
140.	Attività fiscali	251.926	242.643	9.283	3,8%	208.340
	a) correnti	*149.209*	*141.062*	*8.147*	*5,8%*	*125.004*
	b) anticipate	*102.717*	*101.581*	*1.136*	*1,1%*	*83.336*
160.	Altre attività	570.737	636.993	(66.256)	-10,4%	281.135
	Totale dell'attivo	**22.750.430**	**22.162.041**	**588.389**	**2,7%**	**20.994.120**

	Voci del passivo e del patrimonio netto	31 marzo 2006	31 dicembre 2005	Variazione		31 marzo 2005
				assoluta	%	
10.	Debiti verso banche	1.220.957	873.349	347.608	39,8%	1.245.673
20.	Debiti verso clientela	10.164.438	10.253.455	(89.017)	-0,9%	9.706.491
30.	Titoli in circolazione	5.418.178	5.248.297	169.881	3,2%	4.671.807
40.	Passività finanziarie di negoziazione	88.521	19.415	69.106	355,9%	61.581
50.	Passività finanziarie valutate al *fair value*	1.727.307	1.786.272	(58.965)	-3,3%	1.742.600
60.	Derivati di copertura	31.611	16.880	14.731	87,3%	5.841
80.	Passività fiscali	202.182	183.438	18.744	10,2%	209.204
	a) correnti	*145.636*	*125.048*	20.588	16,5%	*150.565*
	b) differite	*56.546*	*58.390*	*(1.844)*	-3,2%	*58.639*
100.	Altre passività	1.169.075	981.210	187.865	19,1%	870.147
110.	Trattamento di fine rapporto del personale	193.466	193.393	73	0,0%	189.775
120.	Fondi per rischi e oneri:	257.279	256.222	1.057	0,4%	259.449
	a) quiescenza e obblighi simili	*194.427*	*197.888*	(3.461)	-1,7%	*176.149*
	b) altri fondi	*62.852*	*58.334*	4.518	7,7%	*83.300*
130.	Riserve tecniche	909.549	929.362	(19.813)	-2,1%	811.341
140.	Riserve da valutazione	161.473	129.823	31.650	24,4%	85.457
170.	Riserve	373.128	340.782	32.346	9,5%	314.672
180.	Sovrapprezzi di emissione	57.650	57.554	96	0,2%	57.190
190.	Capitale	648.163	648.116	47	0,0%	647.982
210.	Patrimonio di pertinenza di terzi (+/-)	81.229	95.455	(14.226)	-14,9%	76.424
220.	Utile (Perdita) d'esercizio (+/-)	46.224	149.018	(102.794)	-69,0%	38.486
	Totale del passivo e del patrimonio netto	**22.750.430**	**22.162.041**	**588.389**	**2,7%**	**20.994.120**

	Voci	31 marzo 2006	31 marzo 2005	Variazione assoluta	%
10.	Interessi attivi e proventi assimilati	202.358	183.663	18.695	10,2%
20.	Interessi passivi e oneri assimilati	(67.304)	(58.579)	(8.725)	14,9%
30.	**Margine di interesse**	**135.054**	**125.084**	**9.970**	**8,0%**
40.	Commissioni attive	78.657	71.348	7.309	10,2%
50.	Commissioni passive	(14.240)	(10.025)	(4.215)	42,0%
60.	**Commissioni nette**	**64.417**	**61.323**	**3.094**	**5,0%**
70.	Dividendi e proventi simili	93	208	(115)	-55,3%
80.	Risultato netto dell'attività di negoziazione	10.142	7.622	2.520	33,1%
90.	Risultato netto dell'attività di copertura	(2.036)	(91)	(1.945)	n.s.
100.	Utili (perdite) da cessione o riacquisto di:	2.957	1.589	1.368	86,1%
	a) crediti	*10*	*0*	*10*	*100,0%*
	b) attività finanziarie disponibili per la vendita	*1.539*	*1.170*	*369*	*31,5%*
	d) passività finanziarie	*1.408*	*419*	*989*	*236,0%*
110.	Risultato netto delle attività e passività finanziarie valutate al *fair value*	12.614	3.568	9.046	253,5%
120.	**Margine di intermediazione**	**223.241**	**199.303**	**23.938**	**12,0%**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(4.321)	(2.740)	(1.581)	57,7%
	a) crediti	*(6.522)*	*(2.722)*	(3.800)	139,6%
	b) attività finanziarie disponibili per la vendita	*2.335*	*0*	*2.335*	*100,0%*
	d) altre operazioni finanziarie	*(134)*	*(18)*	*(116)*	*n.s.*
140.	**Risultato netto della gestione finanziaria**	**218.920**	**196.563**	**22.357**	**11,4%**
150.	Premi netti	128.827	64.892	63.935	98,5%
160.	Saldo altri proventi/oneri della gestione assicurativa	(140.083)	(66.629)	(73.454)	110,2%
170.	**Risultato netto della gestione finanziaria e assicurativa**	**207.664**	**194.826**	**12.838**	**6,6%**
180.	Spese amministrative:	(156.531)	(150.643)	(5.888)	3,9%
	a) spese per il personale	*(102.232)*	*(100.078)*	*(2.154)*	*2,2%*
	b) altre spese amministrative	*(54.299)*	*(50.565)*	*(3.734)*	*7,4%*
190.	Accantonamenti netti ai fondi per rischi e oneri	(3.446)	(6.387)	2.941	-46,0%
200.	Rettifiche/Riprese di valore nette su attività materiali	(5.872)	(6.638)	766	-11,5%
210.	Rettifiche/Riprese di valore nette su attività immateriali	(4.207)	(5.778)	1.571	-27,2%
220.	Altri oneri/proventi di gestione	28.166	27.287	879	3,2%
230.	**Costi operativi**	**(141.890)**	**(142.159)**	**269**	**-0,2%**
240.	Utili (Perdite) delle partecipazioni	14.855	14.160	695	4,9%
270.	Utili (Perdite) da cessione di investimenti	512	138	374	271,0%
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**81.141**	**66.965**	**14.176**	**21,2%**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(27.387)	(22.757)	(4.630)	20,3%
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**53.754**	**44.208**	**9.546**	**21,6%**
320.	**Utile (Perdita) d'esercizio**	**53.754**	**44.208**	**9.546**	**21,6%**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(7.530)	(5.722)	(1.808)	31,6%
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**46.224**	**38.486**	**7.738**	**20,1%**

N.B.: per quanto riguarda le componenti reddituali di tipica pertinenza del comparto assicurativo (voci 110, 150 e 160) si precisa che i "Premi netti" del 1° trimestre 2006 risultano costituiti per la quasi totalità da contratti connotati da un significativo rischio di natura assicurativa (mentre l'analogo dato riferito al 31 marzo 2005 includeva prevalentemente polizze aventi contenuto finanziario); in proposito si precisa inoltre che al 31 marzo 2006 la quota di risultato netto della gestione finanziaria e assicurativa relativa al suddetto comparto, determinata tenendo conto anche delle altre componenti reddituali ricomprese nel margine di intermediazione, ammonta a 10,4 milioni di euro, con un incremento di 0,5 milioni di euro (+5,9%) rispetto all'esercizio precedente.

Comunicato stampa

Approval granted for publication of the Prospectus

We wish to inform you that on 7 June 2006, in memo no. 6050732, Consob granted its approval for publication of the Prospectus regarding the Bank's offer of ordinary stocks for a maximum amount, premium included, equivalent to €150 million, rounded if and as necessary.

This measure is conditional upon the following being determined: i) the number of shares that will be issued and their price, and ii) the option ratio, together with the guarantee agreement being signed.

The market will be duly informed of these events as and when they take place.

The Prospectus will be published by Friday 9 June and will be available to the public at Borsa Italiana S.p.A., at the Bank's head offices and on the website www.bancacrfirenze.it.

Regarding the time frame for the offer, it will commence on Monday 12 June and will terminate on Thursday 29 June. The option rights will be negotiable on the stock exchange from 12 June to 22 June.

Florence, 8 June 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

THE PAID-IN CAPITAL INCREASE OPERATION FOR EUR 150 MILLION HAS BEEN LAUNCHED

- **The purchase price for the new shares has been set at EUR 1.75 per share**

- **The principal shareholders have signed commitments for new shares purchases**

The Board of Directors of Banca CR Firenze, chaired by Aureliano Benedetti, convened today to determine the definite conditions for the EUR 150 million paid-in capital increase, following receipt of the 7 June 2006 authorization to publish the Offering Circular released by Consob. This implements one of the 27 April 2006 Shareholders' Meeting decisions.

The purchase price for each new ordinary share has been set at EUR 1.75, of which EUR 1.15 as premium, and calls for the issuance of a maximum of 85,928,286 new ordinary shares to be offered as options to shareholders, and precisely, 1 new share for every 15 existing shares owned by each shareholder.
The Board of Directors has determined the purchase price by applying a discount equivalent to 22% of the theoretical ex right price (TERP) based on EUR 2.278 official closing of Banca CR Firenze stock on June 7th because this closing was lower than the simple arithmetical mean of official closings of Banca CR Firenze stock in the 180-day period prior to the date of the price determination (EUR 2.412).

To this date the following shareholders have signed commitments to fully exercise their option rights: Ente Cassa di Risparmio di Firenze, Sanpaolo IMI Spa, BNP Paribas S.A. and SO.FI.BAR S.p.A., which in total hold shares for about 68.4% of the share capital.

All additional information which obligatorily must be released, according to laws currently in force, will be made public to the market as soon as determined.

Florence, 8 June 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

www.bancacrfirenze.it/investor

BANCA CR FIRENZE

Comunicato stampa

PAID-IN CAPITAL INCREASE:

UNDERWRITING AGREEMENT SIGNED

In connection with the €150 million paid-in capital increase, Banca CR Firenze and Merrill Lynch International, the *Lead Manag*er, today signed an underwriting agreement under which Merrill Lynch undertakes to subscribe, directly or not, at the issue price of Euro 1.75, the shares corresponding to any option rights not exercised upon conclusion of the stock exchange offering, net of shares covered by specific commitments on the part of Ente Cassa di Risparmio di Firenze, Sanpaolo IMI Spa, BNP Paribas S.A. and SO. FI. BAR. Spa.

Florence, 8 June 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Avviso agli azionisti

ai sensi dell'articolo 84 del Regolamento approvato con delibera CONSOB 11971/1999
(come di seguito modificato, il "Regolamento CONSOB")

Aumento di capitale gratuito ai sensi dell'art. 2442 codice civile

Si rende noto che in esecuzione della delibera dell'assemblea straordinaria del 27 aprile 2006, iscritta nel Registro delle Imprese di Firenze in data 16 maggio 2006, si darà corso in data 22 maggio 2006 all'aumento di capitale a titolo gratuito per un importo complessivo di nominali Euro 125.101.477,47 da effettuarsi mediante imputazione a capitale di riserve disponibili, ai sensi dell'art. 2442 del codice civile.

L'aumento di capitale gratuito si realizzerà secondo le seguenti modalità:

- aumento del valore nominale di ciascuna azione ordinaria da Euro 0,57 a Euro 0,60;
- assegnazione di n. 151.638.154 nuove azioni ordinarie del nuovo valore nominale di Euro 0,60 ciascuna, aventi le stesse caratteristiche di quelle in circolazione, con godimento 1° gennaio 2006, in proporzione al numero di azioni ordinarie esistenti possedute nel rapporto di 2 azioni di nuova emissione (cedola 8) ogni 15 azioni esistenti e possedute (cedola 7) da ciascun azionista.

Le procedure per l'attribuzione di eventuali resti sono descritte in dettaglio nel documento informativo di seguito indicato.

Dal 22 maggio 2006 le azioni Banca CR Firenze saranno quotate ex assegnazione; il diritto di assegnazione *non è negoziabile.*

A seguito di tale operazione il capitale sociale interamente sottoscritto e versato sarà pari a Euro 773.354.593,80 suddiviso in n. 1.288.924.323 azioni ordinarie del valore nominale pari a Euro 0,60 ciascuna.

Si rende altresì noto che il documento informativo redatto ai sensi dell'articolo 57, primo comma, lett. (e) del Regolamento approvato con delibera CONSOB 11971/1999 (come di seguito modificato) in relazione all'aumento di capitale gratuito e contenente informazioni sul numero e sulla natura delle azioni, nonché sui motivi e sui dettagli dell'aumento medesimo, è a disposizione del pubblico presso la sede sociale e presso Borsa Italiana, anche attraverso i rispettivi siti internet.

BANCA CR FIRENZE

Offerta in Opzione agli azionisti di azioni ordinarie Banca CR Firenze S.p.A.

AVVISO DI AVVENUTA PUBBLICAZIONE DEL PROSPETTO INFORMATIVO

ai sensi dell'articolo 8, comma 2, del regolamento approvato con delibera CONSOB n. 11971 del 14 maggio 1999, come successivamente modificato, relativo al prospetto informativo depositato presso la CONSOB in data 12 giugno 2006 a seguito dell'avvenuto rilascio del nulla osta comunicato in data 9 giugno 2006 con nota n. 6051490 (il **"Prospetto Informativo"**).
Il Prospetto contenente le informazioni sull'investimento, è a disposizione presso la sede sociale di Banca CR Firenze S.p.A. (la **"Banca"** o l'**"Emittente"**), presso Borsa Italiana S.p.A. (**"Borsa Italiana"**) e presso gli intermediari aderenti al sistema di gestione accentrata della Monte Titoli S.p.A. (**"Monte Titoli"**), che sono tenuti a consegnarne copia gratuita a chi ne faccia richiesta. Il Prospetto Informativo è altresì disponibile sul sito internet dell'Emittente www.bancacrfirenze.it.

L'adempimento della pubblicazione del Prospetto Informativo non comporta alcun giudizio della CONSOB sull'opportunità dell'investimento e sul merito dei dati e delle notizie allo stesso relativi.
I termini utilizzati nel presente Avviso con la lettera maiuscola non *espressamente definiti sono utilizzati con il medesimo significato* ad essi attribuito nel Prospetto Informativo.

FATTORI DI RISCHIO

LA PRESENTE OFFERTA IN OPZIONE PRESENTA GLI ELEMENTI DI RISCHIO TIPICI DI UN INVESTIMENTO IN TITOLI AZIONARI QUOTATI. *AL FINE DI EFFETTUARE UN CORRETTO APPREZZAMENTO DEL*L'INVESTIMENTO, GLI INVESTITORI SONO INVITATI A VALUTARE GLI SPECIFICI FATTORI DI RISCHIO (I **"FATTORI DI RISCHIO"**) RELATIVI A CRF E AL GRUPPO CRF, AL SETTORE DI ATTIVITÀ IN CUI LE SOCIETÀ DEL GRUPPO OPERANO, NONCHÉ AGLI STRUMENTI FINANZIARI OFFERTI, CHE DEVONO ESSERE LETTI CONGIUNTAMENTE *ALLE INFORMAZIONI CONTENUTE NEL PROSPETTO INFORMATIVO.* DI SEGUITO SI RIPORTA L'ELENCO DEI FATTORI DI RISCHIO RELATIVI ALLA BANCA ED AL GRUPPO; PER UNA DESCRIZIONE DEGLI STESSI SI RINVIA A QUANTO CONTENUTO NEL PROSPETTO INFORMATIVO

FATTORI DI RISCHIO RELATIVI ALL'EMITTENTE E AL GRUPPO:

- RISCHI RELATIVI *ALLA REALIZZAZIONE* DEL PIANO INDUSTRIALE 2006-2008;
- DIPENDENZA DAL MERCATO REGIONALE;
- RISCHI DERIVANTI DALL'ANDAMENTO DI RAPPORTI DI *JOINT VENTURE* IN ESSERE;
- RISCHI RELATIVI ALLA RECENTE ACQUISIZIONE DI BANCA CRF ROMANIA;
- DICHIARAZIONI PREVISIONALI E DI PREMINENZA;
- RAPPORTI CON PARTI CORRELATE;
- RISCHI RELATIVI AGLI ASSETTI PROPRIETARI DI CRF E *CORPORATE GOVERNANCE*;
- RISCHI OPERATIVI E RELATIVI ALLA GESTIONE DEI SISTEMI INFORMATICI;
- *RISK MANAGEMENT*;
- RISCHI CONNESSI AI PROCEDIMENTI GIUDIZIARI IN CORSO;
- RISCHIO DI DILUIZIONE DEL ROE.

FATTORI DI RISCHIO RELATIVI AL SETTORE IN CUI L'EMITTENTE OPERA:

- CONCORRENZA NEL SETTORE BANCARIO;
- RISCHI LEGATI AL SETTORE DEL CREDITO AL CONSUMO;
- EVOLUZIONE DEL SISTEMA NORMATIVO – INTRODUZIONE DI BASILEA 2.

FATTORI DI RISCHIO RELATIVI AGLI STRUMENTI FINANZIARI OFFERTI:

- PROBLEMI GENERALI DI LIQUIDITÀ SUI MERCATI E FLUTTUAZIONI DEL VALORE DELLE AZIONI;
- EFFETTI DILUITIVI;
- *RISCHI RELATIVI ALLA PARZIALE ESECUZIONE DELL'AUMENTO* DI CAPITALE.

DESCRIZIONE DELL'OPERAZIONE

Emittente e soggetti presso cui può essere effettuata la sottoscrizione

*Trattandosi di una Offerta in Opzione agli azionisti, le nuove azio*ni sono offerte direttamente dalla Banca. L'esercizio dei diritti di opzione e la relativa sottoscrizione delle Azioni potrà avvenire per il tramite degli intermediari aderenti al sistema di gestione accentrata di Monte Titoli.

Ammontare complessivo dell'Offerta in Opzione

L'aumento di capitale, all'esecuzione del quale l'Offerta in Opzione è finalizzata, è stato deliberato dall'assemblea straordinaria degli azionisti della Banca in data 27 aprile 2006 per un massimo di nominali Euro 66.000.000,00 mediante emissione di massime n. 110.000.000 di azioni ordinarie della Banca del valore nominale di Euro 0,60 ciascuna, con sovrapprezzo, aventi le stesse caratteristiche di quelle in circolazione (le **"Azioni"**), per un controvalore complessivo dell'emissione, comprensivo di sovrapprezzo, pari a Euro 150.000.000,00 (centocinquantamilioni), salvo arrotondamenti (l'**"Aumento di Capitale"**).
Il Consiglio di Amministrazione della Banca, sulla base della delega conferitagli dalla citata assemblea, in data 8 giugno 2006 ha, tra l'altro, deliberato di offrire in opzione massime n. 85.928.286 di Azioni.
*Il ricavato stimato derivante dall'Offerta in Opzione, ipotizzando l'in*tegrale sottoscrizione delle Azioni, è pari a circa Euro 150.374.500.

Destinatari dell'Offerta in Opzione

L'Offerta in Opzione è rivolta, indistintamente ed a parità di condizioni, a tutti gli azionisti della Banca senza limitazioni o esclusioni *del diritto di opzione, in proporzione alla partecipazione detenuta* da ognuno, ai sensi dell'articolo 2441, primo comma, codice civile. L'Offerta è promossa esclusivamente sul mercato italiano.

Periodo di Offerta

I diritti di opzione - rappresentati dalla cedola n. 8 - dovranno es*sere esercitati, a pena di decadenza, dalle ore 9:00* del 12 giugno 2006 al 29 giugno 2006 compresi (il **"Periodo di Offerta"**), presso gli intermediari depositari aderenti al sistema di gestione accentrata della Monte Titoli.
I diritti di opzione saranno negoziabili in Borsa dal 12 giugno 2006 al 22 giugno 2006 compresi.
Entro il mese successivo alla conclusione del Periodo di Offerta, i diritti di opzione non esercitati nel Periodo di Offerta saranno offerti in Borsa dalla Banca per almeno cinque giorni di mercato aperto, ai sensi dell'art. 2441, terzo comma, codice civile (l'**"Offerta in Borsa"**).

Revoca e sospensione dell'Offerta in Opzione

L'Offerta in Opzione diverrà irrevocabile dalla data di deposito della stessa presso il Registro delle Imprese ai sensi dell'art. 2441, secondo comma, codice civile. Qualora non si desse esecuzione all'Offerta nei termini previsti nel Prospetto Informativo, ne verrà data comunicazione al pubblico e alla Consob entro il giorno di Borsa aperta antecedente quello previsto per l'inizio del Periodo di Offerta, mediante avviso pubblicato sul quotidiano "Il Sole 24 Ore".

Prezzo di Offerta, quantitativi e modalità di adesione

Il Prezzo di Offerta, determinato dal Consiglio di Amministrazione della Banca in data 8 giugno 2006 nell'esercizio dei poteri allo stesso conferiti dall'assemblea straordinaria del 27 aprile 2006, è pari ad Euro 1,75 per Azione, di cui Euro 1,15 a titolo di sovrapprezzo. Il Prezzo di Offerta è stato determinato dal Consiglio di Amministrazione tenendo conto, tra l'altro, delle condizioni dei mercati finanziari, nonché della prassi di mercato per operazioni *simili ed è pari al prezzo teorico* ex diritto (*c.d. theoretical ex-right price* o "TERP") dell'azione ordinaria dell'Emittente con uno sconto pari al 22%.

L'Offerta in Opzione è destinata a tutti i titolari di azioni della Banca nel rapporto di sottoscrizione di n. 1 Azione ogni n. 15 azioni or*dinarie della Banca possedute.*

Non sono previsti quantitativi minimi o massimi, potranno esercitare il diritto di opzione i titolari di azioni ordinarie dell'Emittente depositate presso un intermediario autorizzato aderente alla Monte Titoli S.p.A. ed immesse nel sistema in regime di dematerializzazione.
Potranno esercitare il diritto di opzione i titolari di azioni ordinarie dell'Emittente depositate presso un intermediario autorizzato aderente alla Monte Titoli ed immesse nel sistema in regime di dematerializzazione, nell'osservanza delle norme di servizio che la stessa diramerà nell'imminenza dell'operazione e mediante il modulo di sottoscrizione appositamente predisposto e messo a disposizione presso gli intermediari depositari. Il modulo di sottoscrizione conterrà almeno gli elementi di identificazione dell'operazione e le seguenti informazioni riprodotte con carattere che ne consenta una agevole lettura: (i) l'avvertenza che l'aderente può ricevere gratuitamente copia del Prospetto Informativo; e (ii) il richiamo alla Sezione "Fattori di Rischio" contenuta nel Prospetto Informativo. Le adesioni all'Offerta in Opzione sono irrevocabili e non possono essere soggette ad alcuna condizione.

Modalità e termini di pagamento

Il pagamento integrale delle Azioni dovrà essere effettuato all'atto della sottoscrizione delle stesse e comunque entro la fine del Periodo di Offerta. Nessun onere o spesa accessoria è prevista dall'Emittente a carico del sottoscrittore.
Le Azioni sottoscritte entro la fine del Periodo di Offerta verranno messe a disposizione degli aventi diritto per il tramite degli intermediari autorizzati aderenti al sistema di gestione accentrata gestito da Monte Titoli entro il decimo giorno di Borsa aperta successivo al termine del Periodo di Offerta. Le Azioni sottoscritte entro la fine dell'Offerta in Borsa verranno messe a disposizione de*gli aventi diritto per il tramite degli intermediari autorizzati ade*renti al sistema di gestione accentrata gestito da Monte Titoli entro il decimo giorno di borsa aperta successivo al termine dell'Offerta in Borsa.

Impegni di sottoscrizione delle Azioni

*L'Ente Cassa di Risparmio di Firenze, Sanpaolo IMI S.p.A., BNP Pa*ribas S.A. e Sofibar S.p.A. (società controllata dalla Cassa di Risparmio di Ravenna S.p.A.), che detengono, rispettivamente, il 42,12%, il 18,66%, il 6,55% e l'1,029% del capitale sociale della Banca, hanno assunto l'impegno di esercitare integralmente i diritti di opzione agli stessi spettanti in proporzione alla propria partecipazione nell'Emittente.

Garanzia del buon esito dell'Aumento di Capitale

In data 8 giugno 2006 la Banca, da una parte, e Merrill Lynch International, dall'altra parte, in qualità di garante (il **"Garante"**), hanno sottoscritto un accordo di garanzia (l'**"Accordo di Garanzia"**), in base al quale il Garante si è impegnato a sottoscrivere, o a far sottoscrivere, al Prezzo di Offerta, le Azioni corrispondenti ai diritti di opzione eventualmente non esercitati all'esito dell'Offerta in Borsa, al netto delle Azioni oggetto degli impegni di sottoscrizione da parte di Ente CR Firenze , BNP Paribas, Sofibar e Sanpaolo IMI e delle Azioni sottoscritte da parte di soggetti diversi da Ente CR Firenze, BNP Paribas, Sofibar e Sanpaolo IMI ovvero da questi ultimi in eccesso rispetto agli impegni di sottoscrizione assunti (la **"Garanzia"**). L'Accordo di Garanzia prevede, tra l'altro, le usuali clausole che attribuiscono al Garante la facoltà di recedere dall'Accordo di Garanzia al ricorrere, *inter alia*, di eventi che possano avere un effetto negativo sulla situazione finanziaria, patrimoniale, economica e/o reddituale, nonché sulle prospettive della Banca e/o del Gruppo o tali da pregiudicare il buon esito dell'Offerta in Opzione (c.d. "*material adverse change*" o "*force majeure*"), qualora dovesse verificarsi un inadempimento dell'impegno assunto da Ente CR Firenze di integrale sottoscrizione dei diritti di opzione allo stesso spettanti in proporzione alla partecipazione detenuta nella Banca o di qualsiasi altro impegno assunto dalla Banca con la sottoscrizione dell'Accordo di Garanzia.

Merrill Lynch International ha ricevuto mandato dalla Banca per curare l'operazione di Aumento del Capitale in qualità di *Lead Manager*.

Luoghi ove è disponibile il Prospetto Informativo

Il Prospetto Informativo è disponibile presso Borsa Italiana (Milano – Piazza degli Affari n. 6) e presso la sede della Banca (Firenze - Via M. Bufalini n. 6), nonché sul sito Internet dell'Emittente *www.bancacrfirenze.it*.

Firenze, 12 giugno 2006

Banca CR Firenze S.p.A.
Sede Sociale e Direzione Generale in Firenze: Via Bufalini 6 – Capitale Sociale euro 648.253.116,33 int. vers.
Registro delle Imprese di Firenze, Cod.Fisc. e Part. IVA 04385190485 – Albo delle Banche n.5120 – Albo Gruppi Bancari n.6160.6

(Avviso ai sensi dell'articolo 122 del D. Lgs. 24 febbraio 1998 n. 58 e dell'art. 131 del regolamento di cui alla delibera Consob n. 11971/1999 e successive modifiche)

Patto Parasociale relativo a Cassa di Risparmio di Firenze S.p.A.

Ai sensi dell'articolo 122 del *Decreto Legislativo 24 febbraio 1998 n. 58, come successivamente modificato e integrato* (il "**TUF**") e dell'articolo 131 del regolamento emittenti approvato con delibera CONSOB del 19 maggio 1999 e successive modifiche ed integrazioni, si rende nota la variazione intervenuta in relazione al patto parasociale (il "**Patto**") relativo alla società Banca CR Firenze S.p.A. ("**Banca CRF**") sottoscritto in data 12 aprile 2006 tra l'Ente Cassa di Risparmio di Firenze, la *Fondazione Cassa di Risparmio della Spezia* e la Fondazione Cassa di Risparmio di Pistoia e Pescia (collettivamente, i "**Soci Paciscenti**" e ciascuno un "**Socio Paciscente**").

Variazione - Azioni oggetto del Patto

In data 22 maggio 2006, in attuazione della deliberazione assunta dall'Assemblea Straordinaria dei soci di Banca CRF in data 27 aprile 2006 di aumento gratuito del capitale sociale mediante incremento del valore nominale delle azioni Banca CRF da Euro 0,57 a Euro 0,60 ciascuna ed emissione di un numero massimo di 151.638.156 azioni Banca CRF da assegnare gratuitamente ai soci in proporzione al numero di azioni possedute nel rapporto di 2 azioni di nuova emissione ogni 15 azioni esistenti, sono state assegnate gratuitamente ai soci le nuove azioni Banca CRF emesse ed è pertanto variato *il numero e il valore nominale delle azioni Banca CRF detenute dai Soci Paciscenti*. In particolare, a seguito dell'assegnazione delle nuove azioni Banca CRF rivenienti dal predetto aumento gratuito di capitale ai soci in ragione del rapporto indicato, si riporta qui di seguito il numero di azioni Banca CRF (aventi, ciascuna, valore nominale di Euro 0,60) attualmente detenute da ciascun Socio Paciscente che risultano ad oggi conferite al Patto Parasociale:

Socio	Numero di azioni	% del capitale sociale	% sulle azioni conferite al Patto Parasociale
Ente Cassa di Risparmio di Firenze	386.677.297	30,000	79,734
Fondazione Cassa di Risparmio della Spezia	50.622.149	3,927	10,438
Fondazione Cassa di Risparmio di Pistoia e Pescia	47.657.463	3,697	9,827

Restano immutate tutte le altre disposizioni del Patto.

BANCA CR FIRENZE

RECEIVED
2006 AUG 29 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

RESULTS OF THE OPTION OFFERING RELATIVE TO 85,928,286 NEWLY-ISSUED ORDINARY SHARES OF BANCA CR FIRENZE S.P.A. TO HOLDERS OF RECORD OF COMMON SHARES AT A NOMINAL PRICE OF EURO 1.75 AND OFFERING OF NON-EXERCISED OPTION RIGHTS THROUGH THE STOCK EXCHANGE

(EXTRACT)

At the conclusion of the option offering to shareholders relative to 85,928,286 ordinary shares of Banca CR Firenze SpA, which took place from 12 June 2006 to 29 June 2006, a total of 1,285,455,960 option rights, equivalent to 99.73% of the option offering, corresponding to 85,697,064 newly-issued ordinary shares of Banca CR Firenze SpA have been exercised . The total value of the operation amounted to Euro 149,969,862.

As shown in the Information Prospectus for this offering, the shareholders Ente Cassa di Risparmio di Firenze, Sanpaolo IMI SpA, BNP Paribas S.A. and So.fi.ba.r. have exercised their option rights for a total of 881,020,785 options, equivalent to 68.35% of the option offering. These shareholders have subscribed a total of 58,734,718 newly-issued common shares for a total value of Euro 102,785,756.50.

At the end of the offering period, a total of 3,468,337 option rights have **not** been exercised, equivalent to 0.27% of the option offering and corresponding to 231,222 of newly-issued ordinary shares. The value of non-exercised rights is Euro 404,638.50.

The option rights that have not been exercised will be offered by Banca Akros S.p.A, on behalf of Banca CR Firenze SpA, on the stock trading network organised and managed by Borsa Italiana S.p.A. on the trading days of June 6, 7, 10, 11 and 12 of 2006. On the first day the total of non-exercised option rights will be offered to the market. On the following days only the residual quantities, not subscribed on the previous days, will be offered. Shares will have to be subscribed before the 13 July 2006 closing through the brokers who are members of the Monte Titoli S.p.A. clearing system.

At the end of the offer listed with the stock exchange and following the agreement with Merrill Lynch International to subscribe any share corresponding to non-exercised option rights at the close of the offer period, the net earning will be equivalent to about Euro 147 million.

Florence, 4 July 2006

Florence, 3 July 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - JUNE 2006

JUNE 2006 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	23,144	19
Milan	S	N/A	---

BANCA
CR FIRENZE

Press Release

PAID-IN CAPITAL INCREASE:

SOLD ALL OPTION RIGHTS

With reference to the capital increase of Banca CR Firenze S.p.A., and following the July 3rd, 2006 press release and the supplement published in the "*Il Sole 24 Ore*" daily paper, we announce that on Friday, 7 July 2006, during the second of five offering sessions held at Borsa Italiana S.p.A, pursuant to Article 2441 comma 3 of the Civil Code, the purchase of 3,468,337 option rights, previously not exercised during the options offering period, has been completed.

The option rights that have been purchased shall be considered valid for the subscription of a total of 231,222 newly-issued shares, equivalent to 0.27% of the total shares offered during the capital increase operation. The total value of the above shares amounts to Euro 404,638.50.

All new shares must be subscribed within 13 July 2006, exclusively through the authorised members of the centralised Monte Titoli S.p.A clearing system, as purchases through other channels shall be deemed void.

Florence, 10 July 2006

BANCA CR FIRENZE

Press Release

PAID-IN CAPITAL INCREASE

FOR A MAXIMUM OF 85,928,286 ORDINARY SHARES:

RESULTS OF THE OFFERING

At the closing of the options offering for 85,928,286 Banca CR Firenze ordinary shares reserved to all its shareholders during the period from 12 June 2006 to 29 June 2006 and, following the option rights offering on the stock market for unopted shares which ended on 13 July 2006, Banca CR Firenze announces that a total of 1.288.924.290 option rights have been exercised, that is, 100% of all options offered, for a total value of 150,374,500.50 Euro.

Pursuant to the engagements set forth in the information prospectus relative to the options offering to shareholders, Ente Cassa di Risparmio di Firenze, Sanpaolo IMI, BNP Paribas and SO.FI.BA.R. have each exercised their own right and have purchased new shares, as specified below:

Principal Shareholders	**Number of shares purchased**	**Percentage of the new share capital**
Ente Cassa di Risparmio di Firenze	36,193,121	2.63%
Sanpaolo IMI S.p.A.	16,031,110	1.17%
BNP Paribas S.A.	5,626,487	0.41%
Sofibar S.p.A.	884,000	0.06%

Once the pending share capital update has been registered by the Florence Register of Companies, the new share capital will be Euro 824,911,549.80 and will consist of 1,374,852,583 shares of a nominal value of Euro 0.60 each.

As no unopted shares remained at the closing of the offering, Merrill Lynch International did not purchase the rights quoted in the guarantee agreement.

Florence, 17 July 2006

Contacts : Tel. +39 055 2612284
Email: investor.relations@carifirenze.it
